Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the year ended December 31, 2021. In this MD&A, “Aeterna Zentaris”, “Aeterna”, the “Company”, “we”, “us” and “our” mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s audited consolidated financial statements and the accompanying notes thereto as of December 31, 2021 and December 31, 2020 and for the years ended December 31, 2021, 2020 and 2019. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s common shares are listed on both The Nasdaq Capital Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) under the symbol “AEZS”.

All amounts in this MD&A are presented in United States (“U.S.”) dollars, except for share, option and warrant data, or as otherwise noted.

This MD&A was approved by the Company’s Board of Directors (the “Board”) on March 28, 2022. This MD&A is dated March 28 2022.

Company Overview

Aeterna Zentaris is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMA”) approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macimorelin is currently marketed in the U.S. under the tradename Macrilen™ through the license agreement and the amended license agreement (collectively the “Novo Amendment”) with Novo Nordisk Healthcare AG (“Novo Nordisk” or “Novo”), who was granted an exclusive license for the development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) for the diagnosis of adult and pediatric growth hormone deficiency in the U.S. and Canada.

According to a commercialization and supply agreement, MegaPharm Ltd. is seeking regulatory approval and plans to subsequently commercialize macimorelin in Israel and the Palestinian Authority. Additionally, upon receipt of pricing and reimbursement approvals, Aeterna Zentaris expects that macimorelin will be marketed in Europe and the United Kingdom through license and supply agreements with Consilient Health Ltd. (“Consilient Health” or “CH”) under which Aeterna Zentaris is entitled to receive: regulatory milestone payments related to agreed-upon pricing and reimbursement parameters; net sales milestone payments; and royalties, ranging from 10%-20% of net sales, subject to reduction in certain cases, or sublicense income recorded by Consilient Health. The Company is also leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (“CGHD”), an area of significant unmet need. The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Asia and in other countries which are not covered by existing license agreements. The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Asia and the rest of the world. We entered into license and supply agreements with NK Meditech Ltd. (“NK”), a subsidiary of PharmBio Korea, effective November 30, 2021, and a distribution and commercialization agreement with ER Kim Pharmaceuticals Bulgaria Food (“ER-Kim”), effective February 1, 2022. The agreements with NK are related to the development and commercialization of macimorelin for the diagnosis of AGHD and CGHD in the Republic of Korea, while the agreement with ER-Kim is related to the commercialization of macimorelin for the diagnosis of growth hormone deficiency in children and adults in Turkey and some non-European Union Balkan countries.

The Company is also dedicated to the development of therapeutic assets and has recently taken steps to establish a pre-clinical pipeline to potentially address unmet medical needs across a number of indications with a focus on rare or orphan indications and with the potential for pediatric use. To date, we have signed agreements to establish this growing pipeline across a number of indications, including neuromyelitis optica spectrum disorder (“NMOSD”), Parkinson’s disease (“PD”), primary hypoparathyroidism and amyotrophic lateral sclerosis (“ALS”, also known as Lou Gehrig’s disease). Additionally, the Company is developing oral prophylactic bacterial vaccines against each of SARS-CoV-2, the virus that causes COVID-19, and chlamydia.

About Forward-Looking Statements

This document contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations, and such statements are made pursuant to the safe-harbor provision of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “forecast”, “may”, “will”, “expect”, anticipate”, “estimate”, “intend”, “plan”, “indicate”, “believe”, “direct”, or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. In addition, any statements that refer to expectations, intentions, projections and other characterizations of future events or circumstances contain forward-looking information.

Forward-looking statements are based on the opinions and estimates of the Company as of the date of this MD&A, and they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described under “Risk Factors” in our Annual Report on Form 20-F and those relating to: Aeterna’s expectations with respect to the DETECT-trial (as further defined below) (including regarding the enrollment of subjects in the DETECT-trial, the application of the Macimorelin growth hormone stimulation tests and the completion of the DETECT-trial); Aeterna’s expectations regarding conducting pre-clinical research to identify and characterize an AIM Biologicals-based development candidate for the treatment of NMOSD as well as Parkinson’s disease (as further defined below), and developing a manufacturing process for selected candidates; Aeterna’s expectations regarding conducting assessments in relevant Parkinson’s disease models; The University of Queensland’s undertaking a subsequent investigator initiated clinical trial evaluating macimorelin as a potential therapeutic for the treatment of ALS and Aeterna’s formulating a pre-clinical development plan for same; the commencement of Aeterna’s formal pre-clinical development of AEZS-150 (as further defined below) in preparation for a potential investigational new drug (“IND”) filing for conducting the first in-human clinical study of AEZS-150; Aeterna’s plans to perform challenge experiments, select a development candidate, start clinical development and establish a manufacturing process for the orally active COVID-19 (SARS-CoV-2) and Chlamydia live-attenuated bacterial vaccine.

Forward-looking statements involve known and unknown risks and uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others: our reliance on the success of the pediatric clinical trial in the European Union and U.S. for Macrilen™ (macimorelin); the commencement of the DETECT-trial may be delayed or we may not obtain regulatory approval to initiate that study; we may be unable to enroll the expected number of subjects in the DETECT-trial and the result of the DETECT-trial may not support receipt of regulatory approval in CGHD; the coronavirus vaccine platform technology (and any vaccine candidates using that technology) licensed from the University of Wuerzburg has never been tested in humans, and as such, further pre-clinical or clinical studies of that technology and any vaccine developed using that technology may not be effective as a vaccine against COVID-19 (SARS-CoV-2) or against any other coronavirus disease; the timeline to develop a vaccine may be longer than expected; such technology or vaccines may not be capable of being used orally or may not have the same characteristics as vaccines previously approved using the Salmonella Typhi Ty21a carrier strain; results from ongoing or planned pre-clinical studies of macimorelin by the University of Queensland or for our other products under development may not be successful or may not support advancing the product to human clinical trials; our ability to raise capital and obtain financing to continue our currently planned operations; our dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our reliance on the success of the Novo Amendment; the global instability due to the global pandemic of COVID-19 and COVID-19’s unknown potential effect on our operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and to keep such agreements in effect; and our ability to continue to list our common shares on the Nasdaq or the TSX. These risk factors are not intended to represent a complete list of the risk factors that could affect the Company. These factors and assumptions, however, should be considered carefully. More detailed information about these and other factors is included under “Risk Factors” in our Annual Report on Form 20-F. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Many of these factors are beyond our control. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on the Company’s business. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements contained herein, except as required by applicable securities laws. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors, or to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Certain forward-looking statements contained herein about prospective results of operations, financial position or cash flows may constitute a financial outlook. Such statements are based on assumptions about future events, are given as of the date hereof and are based on economic conditions, proposed courses of action and management’s assessment of the relevant information currently available. Management of the Company has approved the financial outlook as of the date hereof. Readers are cautioned that such financial outlook information contained herein should not be used for purposes other than for which it is disclosed herein.

About Material Information

This MD&A includes information that we believe to be material to investors after considering all circumstances. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.

We are a reporting issuer under the securities legislation of all of the provinces of Canada, and our securities are registered with the U.S. Securities and Exchange Commission (“SEC”). We are therefore required to file or furnish continuous disclosure information, such as interim and annual financial statements, management’s discussion and analysis, proxy or information circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Additional information about the Company and copies of these documents may be obtained free of charge upon request from our Corporate Secretary or on the Internet at the following addresses: www.zentaris.com, www.sedar.com and www.sec.gov.

Key Developments

Financing activities

During the year ended December 31, 2021, certain warrant holders exercised outstanding warrants to purchase 35,111,187 of our common shares for gross proceeds of approximately $20.1 million (such exercises, the “2021 Warrant Exercises”).

On February 19, 2021, the Company completed a bought deal public offering of 20,509,746 common shares at $1.45 per common share, resulting in aggregate gross proceeds of $29.7 million, less underwriting discounts, commissions and offering expenses of $2.8 million (the “February 2021 Financing”). The Company also granted to the underwriter and placement agent (the “Underwriter”), a 30-day over-allotment option to purchase up to 3,076,461 additional common shares at a price of $1.45 per common share (the “Underwriter Option”). In connection with the February 2021 Financing, the Company issued warrants to purchase 1,435,682 common shares to the Underwriter, with each warrant bearing an exercise price of $1.8125 (the “February 2021 Placement Agent Warrants”). The February 2021 Placement Agent Warrants expire on February 17, 2026.

On February 22, 2021, the Underwriter exercised the Underwriter Option and received 3,076,461 common shares in exchange for gross proceeds to the Company of $4.5 million. Upon exercise of the Underwriter Option, the Underwriter also received an additional 215,352 February 2021 Placement Agent Warrants.

Aggregate gross proceeds received in connection with the February 2021 Financing totaled $34.2 million, less cash transaction costs of $3.2 million and non-cash transaction costs, which represent the issue-date fair value of the February 2021 Placement Agent Warrants, of $1.9 million. The Company expects to use the net proceeds from the February 2021 Financing for general corporate purposes, including, to advance the investigation of further therapeutic uses of Macrilen™ (macimorelin), to expand pipeline development activities, to further expand commercial activities associated with macimorelin in available territories and to fund a potential pediatric clinical trial in the E.U. and U.S. for macimorelin.

Diagnostic Commercial and Development Pipeline

	Program	Indication	Preclinical	Phase 1	Phase 2	Phase 3	Commercial	Co-Development Partner
Diagnostics	**Macimorelin**	Adult Growth Hormone Deficiency (AGHD)						novo nordisk
Diagnostics	**Macimorelin**	Childhood-Onset Growth Hormone Deficiency (CGHD)						novo nordisk

Commercial Rights

U.S./Canada	European Union / UK	Israel and Palestine Authority	Turkey and some Balkan Countries	Korea	ROW
novo nordisk	Consilient Health	MegaPharm We Know The Way	ER-KIM	Pharmbio Korea Inc.	ÆTERNA ZENTARIS

ÆTERNA ZENTARIS

Macimorelin Clinical Program

On January 28, 2020, we announced the successful completion of patient recruitment for the first pediatric study of macimorelin as a growth hormone stimulation test for the evaluation of GHD in children. This study, AEZS-130-P01 (“Study P01”), was the first of two studies as agreed with the EMA in our Pediatric Investigation Plan (the “PIP”) for macimorelin as a GHD diagnostic. Macimorelin, a ghrelin agonist, is an orally active small molecule that stimulates the secretion of growth hormone from the pituitary gland into the circulatory system. The goal of Study P01 was to establish a dose that can both be safely administered to pediatric patients and cause a clear rise in growth hormone concentration in subjects ultimately diagnosed as not having GHD. The recommended dose derived from Study P01 will be evaluated in the pivotal second study, Study P02, on diagnostic efficacy and safety. Study P01 was an international, multicenter study, which was conducted in Hungary, Poland, Ukraine, Serbia, Belarus and Russia. Study P01 was an open label, group comparison, dose escalation trial designed to investigate the safety, tolerability, and pharmacokinetic/pharmacodynamic (“PK/PD”) of macimorelin acetate after ascending single oral doses of macimorelin at 0.25, 0.5, and 1.0 milligram per kilogram body weight in pediatric patients from two to less than 18 years of age with suspected CGHD. We enrolled a total of 24 pediatric patients across the three cohorts of the study. Per study protocol, all enrolled patients completed four study visits after successful completion of the screening period. At Visit 1 and Visit 3, a provocative growth hormone stimulation test was conducted according to the study sites’ local practices. At Visit 2, the macimorelin test was performed, and following the oral administration of the macimorelin solution, blood samples were taken at predefined times for PK/PD assessment. Visit 4 was a safety follow-up visit at study end.

The final study results from Study P01 were published in the second quarter of 2020 indicating positive safety and tolerability data for use of macimorelin in CGHD, as well as PK/PD data observed in a range as expected from the adult studies.

On April 7, 2020 the Company announced the decision of the EMA to accept our modification request of our PIP as originally approved in March 2017, which covered the conduct of two pediatric studies and defined relevant key elements in the outline of these studies. We believe this EMA decision supports the development of one globally harmonized study protocol for test validation, specifically Study P02, which we expect to be accepted both in Europe and the U.S.

In late 2020, Aeterna entered into the start-up phase for the clinical safety and efficacy study, AEZS-130-P02 (“Study P02” or ““DETECT-trial”), evaluating macimorelin for the diagnosis of CGHD.The DETECT-trial is an open-label, single dose, multicenter and multinational study expected to enroll approximately 100 subjects worldwide, with at least 40 pre-pubertal and 40 pubertal subjects, and a minimum of 25 subjects expected to be enrolled in the U.S. The study design is expected to be suitable to support a claim for potential stand-alone testing, if successful. In addition, under the Novo Amendment, Novo and Aeterna agreed that the percentage of DETECT-trial clinical trial costs that Novo is required to reimburse to Aeterna was adjusted from 70% to 100% of costs up to $11 million (€9 million) and includes reimbursement of Aeterna’s budgeted internal labor costs. Any additional external jointly approved DETECT-trial costs incurred over $11 million (€9 million) will be shared equally between Novo and Aeterna. On April 22, 2021, the U.S. FDA Investigational New Drug Application associated with this clinical trial became active, see: https://clinicaltrials.gov/ct2/show/NCT04786873 and on May 13, 2021, we announced the opening of the first clinical site in the U.S. On January 26, 2022, the Company announced that it had experienced unavoidable delays in site initiation and patient enrollment due to rise of the Omicron variant in the COVID-19 pandemic. Our team is diligently working to get more clinical sites up and running with the goal of building momentum and bringing this study across the finish line while navigating as best as possible through this challenge. However, we have engaged a CRO to conduct the DETECT-trial outside the United States, including in Russia and Ukraine and clinical trial sites in those countries are being halted due to the conflict in Ukraine. To date, no patients have been enrolled in these clinical trials. Russia’s invasion of Ukraine in February 2022 may also impact our ability to conduct certain of our trials in the region. This could hinder the completion of our clinical trials and/or analyses of clinical results, which could materially harm our business.

Macimorelin Pre-clinical Program

On January 13, 2021, we entered into a material transfer agreement with Queensland University to provide macimorelin for the conduct of preclinical and clinical studies evaluating macimorelin as a therapeutic for the treatment of amyotrophic lateral sclerosis (“ALS” and commonly known as Lou Gehrig’s disease). Queensland University researchers have filed funding applications to dedicated organizations in Australia to finance parts of the abbreviated preclinical development program and to conduct a subsequent investigator-initiated clinical trial to evaluate the safety, tolerability and efficacy of macimorelin as a potential new treatment option for ALS patients. The Company expects to continue work with Queensland University to conduct proof-of-concept studies with macimorelin in disease specific animal models, assess alternative formulations and formalize a preclinical development plan.

The Company plans to evaluate the development of additional alternative formulations or administration routes with the goal of ensuring sufficient bioavailability and expects to provide updates on its progress as results become available.

Macimorelin Commercialization Program

On June 25, 2020, we announced that we entered into an exclusive distribution and related quality agreement with MegaPharm Ltd., a leading Israel-based biopharmaceutical company, for the commercialization in Israel and in the Palestinian Authority of macimorelin, to be used in the diagnosis of patients with AGHD and in clinical development for the diagnosis of CGHD.

Under the terms of the agreement, MegaPharm Ltd. will be responsible for obtaining registration to market macimorelin in Israel and the Palestinian Authority, while the Company will be responsible for manufacturing, product supply, quality assurance and control, regulatory support, and maintenance of the relevant intellectual property. In June 2021, MegaPharm Ltd. filed an application to the Ministry of Health of Israel for regulatory approval of macimorelin in Israel.

On November 16, 2020, the Company announced that it had entered into the Novo Amendment related to the development and commercialization of macimorelin. Novo is currently marketing macimorelin in the U.S. under the tradename Macrilen™ for the diagnosis of AGHD. Aeterna, in collaboration with Novo, is currently developing the expanded use of macimorelin for the diagnosis of CGHD, an area of significant unmet need.

Pursuant to the Novo Amendment, the Company agreed to grant to Novo additional rights with respect to ownership of the Aeterna Patent Rights and Trademarks, as defined, and to amend certain responsibilities between Aeterna and Novo with respect to the ongoing development initiatives for the use of Macrilen™ as a diagnostic in the pediatric indication (the “Pediatric Indication”). Additionally, the Novo Amendment: reflected the existence of a supply agreement; established total consideration to be provided by Novo as reimbursements for costs incurred in connection with the development activities related to the Pediatric Indication; provided for a non-refundable upfront payment of $6.1 million (€5.0 million) to be made by Novo to the Company; and modified future payment obligations, including a reduction of royalty rates and a waiver by the Company with respect to the $5 million pediatric milestone from the original agreement with Novo.

Per the Novo Amendment, total consideration to be payable by Novo to the Company as reimbursement for Pediatric Indication development-related costs was established at approximately $11.0 million (€9 million) plus 50% of any excess over this amount, limited specifically to clinical trial expenses, which were estimated to total $11.7 million (€9.9 million) (the “Pediatric Development Consideration”). The Pediatric Development Consideration was derived from development forecasts that were approved by both the Company and Novo.

As for the reduction in royalties, the Company agreed to reduce the Net Sales Royalties from 15% to 8.5% for annual net sales of Macrilen™ up to $40 million and to establish a royalty of 15% for annual net sales of Macrilen™ over $40 million.

On December 7, 2020, the Company entered into an exclusive licensing agreement with Consilient Health Limited (“CH”) for the commercialization of macimorelin (the “Licensed Product”) in the European Economic Area and the United Kingdom (the “CH License Agreement”).

Under the terms of the CH License Agreement, CH agreed to make a non-refundable, non-creditable upfront payment to the Company of $1.2 million (€1.0 million), which the Company received in January 2021. The Company also is eligible to receive additional consideration, including regulatory milestones related to agreed-upon pricing and reimbursement parameters; net sales milestones; and royalties, ranging from 10%-20% of net sales of macimorelin, subject to reduction in certain cases, or sublicense income recorded by CH.

Also on December 7, 2020, the Company and CH entered into an exclusive supply agreement, pursuant to which the Company agreed to provide the Licensed Product to CH, with such Licensed Product to be manufactured by third-party manufacturers for a period of ten years, subject to renewal (the “CH Supply Agreement”). In December 2021, the Department of Health and Social Care in the United Kingdom approved a list price which triggered a $226 (€0.2 million) pricing milestone payment from CH to the Company.

We entered into license and supply agreements with NK Meditech Ltd. (“NK”), a subsidiary of PharmBio Korea, effective November 30, 2021, and a distribution and commercialization agreement with ER Kim Pharmaceuticals Bulgaria Food (“ER-Kim”), effective February 1, 2022. The agreements with NK are related to the development and commercialization of macimorelin for the diagnosis of AGHD and CGHD in the Republic of Korea, while the agreement with ER-Kim is related to the commercialization of macimorelin for the diagnosis of growth hormone deficiency in children and adults in Turkey and some non-European Union Balkan countries.

Pipeline Expansion Opportunities

Therapeutic and Vaccine Development Pipeline

Therapeutics

Program	Indication	Preclinical	Phase 1	Phase 2	Phase 3	Program Highlights
AIM Biologicals	Neuromyelitis Optica Spectrum Disorder (NMOSD)	■				In-licensed program in January 2021 (Universität Würzburg)
	Parkinson's Disease (PD)	■				In-licensed program in September 2021
Macimorelin	Amyotrophic Lateral Sclerosis (ALS, Lou Gehrig's disease)	■				Entered material transfer agreement and option to inlicense in January 2021 (The University of Queensland, Australia)
AEZS-150 (Delayed clearance parathyroid hormone)	Chronic Hypoparathyroidism	■				In-licensed program in March 2021 (The University Of Sheffield.)

Vaccine

Program	Indication	Preclinical	Phase 1	Phase 2	Phase 3	Program Highlights
Salmonella Based Vaccine Platform	COVID-19 (SARS-CoV-2)	■				In-licensed program in March 2021 (Universität Würzburg)
	Chlamydia Trachomatis	■				In-licensed program in September 2021

2

ÆTERNA ZENTARIS

Bacterial Vaccine Platform: Orally active, live-attenuated bacterial vaccine platform with potential application against viruses and bacteria, such as coronaviruses and chlamydia bacteria

On February 2, 2021, the Company announced that it had entered into an exclusive option agreement to evaluate a preclinical potential COVID-19 vaccine developed at the University of Wuerzburg. On March 14, 2021, the Company exercised the option to enter into a license agreement with the University. Pursuant to the terms of the University License Agreement, the Company has been granted an exclusive, world-wide, license to certain patent applications and know-how owned by the University to research and develop, manufacture, and sell a potential COVID-19 vaccine using the University’s bacterial vaccine platform technology. The Company has paid an up-front payment under the University License Agreement and will conduct milestones payments upon achievement of certain development, regulatory, and sales milestones, as well as a percentage of any sub-licensing revenue received by the Company as well as royalty payments on net sales of the licensed vaccine products (including for by the Company or its sub-licensees). Pursuant to the University License Agreement, the University granted the Company an exclusive option for the exclusive use of the Licensed Rights in an undisclosed field. In September 2021, the Company exercised this option and disclosed the field to be chlamydia. Additionally, the Company has entered into the Research Agreement under which the Company has engaged the University on a fee-for-service basis to conduct supplementary research activities and preclinical development studies on the potential vaccines.

The vaccine technology developed at the University is based on the active live-attenuated bacterial typhoid fever vaccine Salmonella Typhi Ty21a with an excellent safety profile, as a carrier strain. Our vaccines have the potential to be administered orally, induce the mucosal immune system, induce a response to more than one antigen, and be stored and distributed at 2 to 8°C. We believe that, if there is sufficient data to advance into human clinical trials, the development program for these vaccines is expected to be abbreviated, as clinical safety data and manufacturing technology is already available for the underlying vaccine strain.

The Coronavirus outbreak began in the end of 2019 and in early 2022 was reaching its fourth infection peak worldwide with vaccinated people getting infected and with booster vaccinations being needed. As of January 12, 2022, there were three vaccines approved in US, and five in EU. At that time, over 9.5 billion doses had been administered, 59% of the world population had received at least one dose, and 35 million doses were being administered every day. The competition is large with 11 vaccines currently being in clinical studies only in Europe. Our COVID-19 vaccine candidate is unique in stimulating the mucosal immune system giving the potential to eliminate the virus when it enters the body, before an infection can occur, and drastically reducing the risk of vaccinated people getting infected and spreading the virus. In addition, the oral application and its storage stability greatly facilitates distribution and administration. Our next development steps include evaluating the administration route, dose and immunization scheme; initiating in-vivo immunology experiments with antigen variant candidates in relevant mice models; conducting virus challenge experiments in immunized transgenic animals; starting the manufacturing process assessment / development; and conducting pre-clinical safety and toxicology assessments.

Chlamydia trachomatis is a sexually transmitted bacterium infecting over 130 million subjects annually. In US, the prevalence 2.4 million per year, the incidence is 4 million per year, and the associated yearly health cost $691 million. The disease can spread to the reproductive tract eventually inducing infertility, miscarriage, or ectopic pregnancy, which is a life-threatening condition. Additionally, ocular infections can lead to inclusion conjunctivitis or trachoma, which is the primary source of visual impairment or infectious blindness. While diagnosed infections can be treated with antibiotics, three quarters of all infections are asymptomatic and currently no vaccine exists to protect against chlamydia. The potential strengths of our chlamydia vaccine candidate are the mucosal immunity, oral administration, good stability, and inexpensive production. Our next development steps include designing and preparing candidate vaccine strains; evaluating administration route, dose and immunization scheme; and initiating in-vivo immunology experiments with candidate strains in relevant mouse models.

On March 10, 2022, the Company announced the expansion of its research program with the University of Wuerzburg to include the development of human 3D intestinal tissue models to study infection biology in the gut, the site of Salmonella primary action.

Delayed Clearance Parathyroid Hormone (“DC-PTH”) Fusion Polypeptides: Potential treatment for chronic hypoparathyroidism

On March 11, 2021, the Company entered into an exclusive license agreement with The University of Sheffield, United Kingdom, for the intellectual property relating to parathyroid hormone (“PTH”) fusion polypeptides covering the field of human use, which will initially be studied by Aeterna for the potential therapeutic treatment of chronic hypoparathyroidism (“HypoPT”). Under the terms of the exclusive patent and know-how license agreement entered into with the University of Sheffield, Aeterna obtained worldwide rights to develop, manufacture and commercialize PTH fusion polypeptides covered by the licensed patent applications for all human uses for an up-front cash payment, and milestone payments to be paid upon the achievement of certain development, regulatory and sales milestones, as well as low single digit royalty payments on net sales of those products and certain fees payable in connection with sublicensing. Aeterna will be responsible for the further development, manufacturing, approval, and commercialization of the licensed products. Aeterna has also engaged the University of Sheffield under a research contract to conduct certain research activities to be funded by Aeterna, the results of which will be included within the scope of the license granted to Aeterna.

The researchers at the University of Sheffield have developed a method to increase the serum clearance time of peptides, which the Company is applying to the development of a treatment for HypoPT. HypoPT is an orphan disease where the PTH level is abnormally low or absent, with a prevalence per 100 000 of 37 in US, 22 in Denmark, 9.4 in Norway, and 5.3 to 27 in Italy. Standard treatment is calcium and vitamin D supplementation. In consultation with The University of Sheffield, Aeterna has selected AEZS-150 as the lead candidate in its DC-PTH program. AEZS-150 is being developed to provide a weekly treatment option of chronic hypoparathyroidism in adults and our next steps include working with The University of Sheffield to conduct in depth characterization of development candidate (in-vitro and in-vivo); developing the manufacturing process; and formalizing the pre-clinical development of AEZS-150 in preparation for a potential IND filing for conducting the first in-human clinical study.

AIM Biologicals: Targeted, highly specific autoimmunity modifying therapeutics for the potential treatment of neuromyelitis optica spectrum disorder and Parkinson’s disease

In January 2021, Aeterna entered into an exclusive patent license and research agreement with the University of Wuerzburg, Germany, for worldwide rights to develop, manufacture, and commercialize AIM Biologicals for the potential treatment of NMOSD. Additionally, the Company has engaged Prof. Dr. Joerg Wischhusen from the University Hospital in Wuerzburg as well as neuro-immunologist Dr. Michael Levy from the Massachusetts General Hospital in Boston as consultants for scientific support and advice in the field of inflammatory CNS disorders, autoimmune diseases of the nervous system, and NMOSD. In September 2021, the Company entered into an additional exclusive license with the University of Wuerzburg for early pre-clinical development towards the potential treatment of Parkinson’s disease.

AIM Biologicals is based on a natural process during pregnancy, which induces immunogenic tolerance of the maternal immune system to the partially foreign fetal antigens. Fetal proteins are processed and presented on certain immunosuppressive major histocompatibility complex class I molecules to induce this tolerance. In an autoimmune disease is the immune system misdirected and targets the body’s own protein. With AIM Biologicals, we aim to restore the tolerance against such proteins to treat autoimmune diseases.

NMOSD is an autoimmune disease targeting the protein aquaporin 4, primarily found in optic nerves and the spinal cord. The disease leading to blindness and paralysis has a prevalence of 0.7-10 in 100,000, more common in persons with Asian or African compared to European ancestors, and nine times more prevalent among women compared to men. NMOSD progresses in often life-threatening relapses, which are aggressively treated with high-dose steroids and plasmapheresis. Our pre-clinical plans include conducting in-vitro and in-vivo assessments to select an AIM Biologicals-based development candidate; and manufacturing process development for the selected candidate.

Parkinson’s disease is a neurological disease commonly associated with motoric problems with a slow and fast progression form. It is the second most common neurodegenerative disease affecting 10 million people worldwide. The hallmark of PD is the neuronal inclusion of mainly α-synuclein protein (αSyn) associated with the death of dopamine-producing cells. Dopaminergic medication is the mainstay treatment of PD symptoms, but currently there is no pharmacological therapy to prevent or delay disease progression leading to alternate treatments, such as deep brain stimulation with short electric bursts, being investigated for the treatment of symptoms. For the development of AIM Biologicals as potential PD therapeutics, Aeterna plans to utilize, among others, an innovative animal model on neurodegeneration by α-synuclein-specific T cells in AAV-A53T-α-synuclein Parkinson’s disease mice, which has recently been published by University of Wuerzburg researchers. Our next steps include designing and producing antigen-specific AIM Biologics molecules for the potential treatment of Parkinson’s disease; and conducting in-vitro and in-vivo assessments in relevant Parkinson’s disease models.

Macimorelin Therapeutic: Ghrelin agonist in development for the treatment of amyotrophic lateral sclerosis (Lou Gehrig’s disease)

In January 2021, the Company entered into a material transfer agreement with the University of Queensland, Australia, to provide macimorelin for the conduct of pre-clinical and subsequent clinical studies, evaluating macimorelin as a potential therapeutic for the treatment of ALS. The University of Queensland researchers have filed for supportive grants to conduct such clinical studies. AEZS and the University are currently in the final steps of negotiating a research agreement.

ALS is a rare progressive neurological disease primarily affecting the neurons controlling voluntary movement, leading to the disability to control movements such as walking, talking, and chewing. Most people with ALS die from respiratory failure, usually between 3-5 years after diagnosis. Currently there is no cure for ALS and no effective treatment to halt or reverse the progression of the disease. Ghrelin is a hormone with wide-ranging biological actions, most known for stimulating growth hormone release, which is demonstrating emerging evidence as therapeutic for ALS. As a ghrelin agonist, macimorelin has the potential as a treatment for ALS, which is evaluated in this research collaboration. Our next steps include working with the University of Queensland to conduct proof-of-concept studies with macimorelin in disease-specific animal models, assessing alternative formulations and formalizing a pre-clinical development plan.

Changes in personnel and advisors

On May 3, 2021, the Company announced the addition of Michael Teifel, Ph.D. as Senior Vice President, Non-Clinical Development and Chief Scientific Officer to drive forward our pre-clinical research initiatives. In the second quarter of 2021, Prof. Dr. Joerg Wischhusen (Wuerzburg University) and Dr. Michael Levy, MD, PhD, were engaged by the Company as scientific consultants to support the development of the AIM Biologicals in NMOSD. Dr. Thomas Rudel (Wuerzburg University) was engaged by the Company in September 2021 as a scientific consultant to support development of the salmonella-based vaccine platform for coronavirus and chlamydia vaccines. Effective January 24, 2022, Mr. Giuliano La Fratta joined the Company as the Senior Vice President, Chief Financial Officer, replacing Ms. Leslie Auld.

Nasdaq Letters

On July 28, 2021, we received a letter from the Listing Qualifications Staff of the Nasdaq, notifying us that during the 30 consecutive business days prior to the date of the letter, the closing bid price of our common shares was below $1.00 per share and, therefore, we did not meet the requirement for continued listing on Nasdaq as required by Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were granted a grace period of 180 calendar days, through January 24, 2022. On January 26, 2022, we announced that the Listing Qualifications Staff of the Nasdaq had notified the Company that it has been granted an additional 180 calendar day period, through July 26, 2022, to comply with the US$1.00 minimum bid price requirement for continued listing on the Nasdaq. If at any time before July 26, 2022, the bid price for the Company’s common shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days (and generally not more than 20 consecutive business days, in Nasdaq’s discretion), it is expected that Nasdaq would provide formal notice that the Company has regained compliance with the bid price requirement. In the event the Company does not provide, during the 180-day grace period, evidence to demonstrate compliance with Bid Price Rule, it is expected that Nasdaq would notify the Company that its shares are subject to delisting. At such time, the Company may appeal such determination to a Nasdaq Hearings Panel (the “Panel”) and it is expected that the Company’s securities would continue to be listed and available to trade on Nasdaq at least pending the completion of the appeal process. There can be no assurance that any such appeal would be successful or that the Company would be able to comply with the terms of any extension that may be granted by the Panel. There is no assurance that we will regain compliance with the Bid Price Rule in the future, and therefore there can be no assurance that our common shares will remain listed on Nasdaq. The aforementioned notification from the Nasdaq does not impact the Company’s listing status on the TSX.

Settlement of Class-Action Lawsuit

On March 9, 2020, the Company settled the previously disclosed class-action lawsuit against it pending in the U.S. District Court for the District of New Jersey. This settlement was approved by the U.S. District Court for the District of New Jersey on June 3, 2021. The settlement payment was funded entirely by the Company’s insurers. As no appeals were filed within the 30-day appeal period, this matter is fully and finally settled.

Extension of German building lease

Effective August 25, 2021, the Company and its landlord mutually agreed to a one-year extension to its existing building lease agreement for its German subsidiary, continuing such terms until March 31, 2023.

Exposure to Epidemic or Pandemic Outbreak

Coronavirus, or COVID-19, a contagious disease that was characterized by the World Health Organization as a pandemic in early 2020, continues to affect the global community. The significant spread of COVID-19 resulted in a widespread health crisis and has had adverse effects on national economies generally, on the markets that we serve on our operations and on the market price of our common shares.

The spread of COVID-19 may continue to impact our operations, including the potential interruption of our clinical trial activities and of our supply chain. For example, the rise in the Omicron variant in the COVID-19 pandemic has caused delays in site initiation and patient enrollment in our Phase 3 DETECT clinical trial for diagnostic use in childhood-onset growth hormone deficiency. Additionally, sales activities for Macrilen™ in the US may be impacted due to delays of diagnostic activities on AGHD in the US. Further, the COVID-19 pandemic may also cause some patients to be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results on a timely basis and could delay our ability to obtain regulatory approval and commercialize our product candidates. The spread of an infectious disease, including COVID-19, may also result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. Such events may result in a period of business disruption and, in reduced operations, doctors or medical providers may be unwilling to participate in our clinical trials, any of which could materially affect our business, financial condition or results of operations.

Given this rapidly evolving situation, the duration, scope and impact on our business operations, clinical studies and financial results cannot at this time be fully determined or quantified. Aeterna Zentaris has developed protocols and procedures should they be required to deal with any potential epidemics and pandemics and has implemented these protocols and procedures to address the current COVID-19 pandemic. Despite appropriate steps being taken to mitigate such risks, there can be no assurance that existing policies and procedures will ensure that the Company’s operations will not be adversely affected. The COVID-19 pandemic has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many regions and countries. There can be no assurance that a disruption in financial markets, regional economies and the world economy would not negatively affect Aeterna Zentaris’ access to capital or its financial performance.

Uncertain factors, including the duration of the outbreak, the severity of the disease and the actions to contain or treat its impact, could impair our operations including, among other things, employee mobility and productivity, availability of our facilities, conduct of our clinical trials and the availability and the productivity of third-party product and service suppliers. Please see the Risk Factor entitled “The economic effects of a pandemic, epidemic or outbreak of an infectious disease could adversely affect our operations or the market price of our Common Shares”.

Russia/Ukraine Conflict

Conducting clinical trials in foreign countries, as in our ongoing DETECT-trial, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks, including war, relevant to such foreign countries. For example, we have engaged a CRO to conduct the DETECT-trial outside the United States, including in Russia and Ukraine and clinical trial sites in those countries are being halted due to the conflict in Ukraine. To date, no patients have been enrolled in these clinical trials. Russia’s invasion of Ukraine in February 2022 may impact our ability to conduct certain of our trials in the region. This could hinder the completion of our clinical trials and/or analyses of clinical results, which could materially harm our business

In particular, we have engaged a CRO to conduct our DETECT-trial outside of the United States, including in Russia and Ukraine. As a result of Russia’s invasion of Ukraine in February 2022, clinical trial sites in Ukraine and the surrounding region are being halted. Furthermore, the United States and its European allies have imposed significant new sanctions against Russia, including regional embargoes, full blocking sanctions, and other restrictions targeting major Russian financial institutions. Our ability to conduct clinical trials in Russia, parts of Ukraine and elsewhere in the region may become restricted under applicable sanctions laws, which would require us to identify alternative trial sites, which may increase our development costs and delay the clinical development of our product candidates. All of the foregoing could impede the execution of our clinical development plans, which could materially harm our business.

Consolidated Statements of Financial Position Data

	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
(in thousands)
	$	$	$
Cash and cash equivalents	65,300	24,271	7,838
Trade and other receivables and other current assets	5,447	3,322	1,869
Inventory	73	21	1,203
Restricted cash equivalents	335	338	364
Property, plant and equipment	42	22	35
Right of use assets	150	157	582
Other non-current assets	8,755	8,874	8,090
Total assets	80,102	37,005	19,981
Payables and accrued liabilities and income taxes payable	2,787	2,322	3,596
Current portion of provisions	34	92	418
Current portion of deferred revenues	4,815	2,193	991
Lease liabilities	161	184	903
Warrant liability	—	—	2,225
Non-financial non-current liabilities (*)	19,319	19,003	14,281
Total liabilities	27,116	23,794	22,444
Shareholders’ equity (deficiency)	52,986	13,211	(2,463)
Total liabilities and shareholders’ equity (deficiency)	80,102	37,005	19,981

(*) Comprised mainly of employee future benefits, provisions, deferred gain and non-current portion of deferred revenues.

Consolidated Statements of Comprehensive Loss Data

	Three months ended December 31,		Years ended December 31,
(in thousands, except share and per share data)	2021	2020	2021	2020	2019
	$	$	$	$	$
Revenues
License fees	361	856	1,670	911	74
Development services	528	—	3,337	—	—
Product sales	—	1,354	—	2,370	129
Royalty income	21	20	68	67	45
Supply chain	46	136	185	304	284
Total revenues	956	2,366	5,260	3,652	532
Operating expenses
Cost of sales	18	1,410	90	2,317	410
Research and development expenses	1,863	626	6,574	1,506	1,837
General and administrative expenses	1,779	1,314	5,916	4,759	6,615
Selling expenses	427	404	1,351	1,134	1,214
Restructuring costs	—	—	—	—	507
Gain on modification of building lease	—	—	—	(219)	—
Impairment of right of use asset	—	—	—	—	22
(Reversal)impairment of other asset	—	(139)	—	(139)	169
Total operating expenses	4,087	3,615	13,931	9,358	10,774
Loss from operations	(3,131)	(1,249)	(8,671)	(5,706)	(10,242)
Gain due to changes in foreign currency exchange rates	257	335	215	572	87
Change in fair value of warrant liability	—	—	—	1,147	4,518
Other finance costs	—	(2)	(21)	(736)	(593)
Net finance income	257	333	194	983	4,012
Loss before income taxes	(2,874)	(916)	(8,477)	(4,723)	(6,230)
Income tax (expense) recovery	(20)	(395)	109	(395)	188
Net loss	(2,894)	(1,311)	(8,368)	(5,118)	(6,042)
Other comprehensive loss
Foreign currency translation adjustments	(93)	(657)	367	(1,139)	83
Actuarial (loss) gain on defined benefit plans	(3,725)	15	(3,592)	(650)	(1,068)
Comprehensive loss	(6,712)	(1,953)	(11,593)	(6,907)	(7,027)
Net loss per share (basic)	(0.02)	(0.02)	(0.07)	(0.12)	(0.35)
Net loss per share (diluted)	(0.02)	(0.02)	(0.07)	(0.12)	(0.35)

Critical Accounting Policies, Estimates and Judgments

Our consolidated financial statements as of December 31, 2021 and December 31, 2020 and for the years ended December 31, 2021, 2020 and 2019 have been prepared in accordance with IFRS as issued by the IASB.

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant when our consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Further details can be found in note 3 in the consolidated financial statement as of December 31, 2021 and December 31, 2020 and for the years ended December 31, 2021, 2020 and 2019. Our most significant accounting estimates and assumptions that the Company has made in the preparation of the consolidated financial statements including: accounting for a contract modification, license and collaboration arrangement with multiple elements, impairment of goodwill, employee future benefits and research and development accrual.

Recent Accounting Pronouncements

IFRS Pronouncements issued but not yet effective

(a)	IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”)

The amendment to IAS 37 clarifies the meaning of costs to fulfil a contract and that before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to the contract. This amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating this guidance and the impacts that the amendments may have on the Company’s consolidated financial statements.

Financial Risk Factors and Other Instruments

The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk and how we manage those risks are described in note 24 to the Company’s audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019.

Results of operations

Revenues

Our total revenue for the three-month period ended December 31, 2021 was $1.0 million as compared with $2.4 million for the same period in 2020, representing a decrease of $1.4 million, primarily due to $1.4 million decline in product sales of macimorelin to its licensees (as no product sales were generated in 2021), $0.5 million decline in license fees offset by $0.5 million increase in development services (as further discussed below). Our total revenue for the twelve-month period ended December 31, 2021 was $5.3 million as compared with $3.7 million for the same period in 2020, representing an increase of $1.6 million, primarily due to $3.3 million increase in development services with Novo (as further discussed below) and $0.8 million increase in license fees related to the partial recognition of the €5 million up front payment received from Novo in 2020 offset by a $2.4 million decline in product sales (as no product sales were generated in 2021).

In the fourth quarter of 2021, the Company restated its previously reported condensed consolidated interim financial statements for the three-month period ended March 31, 2021 and the three-month and six-month periods ended June 30, 2021 and three-month and nine-month periods ended September 30, 2021 with respect to the recognition of revenue for the Novo Amendment, signed in November 2020. During the fourth quarter of 2021, management reassessed the classification of the development activities associated with the DETECT-trial and concluded that subsequent to the Novo Amendment the parties no longer shared joint control of these activities and, as such, these development activities no longer met the definition of a joint operation, as defined in IFRS 11. Therefore, pursuant to the guidance in IFRS 15, the Company reclassified the charges to Novo, from research and development expenses to development services revenue , in the related periods. In addition, the license fees related to the pediatric indication were adjusted to reflect the revised pattern of recognition as the performance obligation for the development services has now been combined with the pediatric license. In addition, the accounting for prepaid expenses and other assets and deferred revenues related the DETECT-trial expenses incurred was restated

The impacts of these restatements are as follows (amounts in thousands, except for basic and diluted loss per share):

	Previously reported	Effect of restatement	Amended
	$	$	$
Consolidated interim statement of loss and comprehensive loss for the three-month period ended March 31, 2021
License fees	537	(13)	524
Development service revenues	—	1,095	1,095
Research and development expenses	363	1,095	1,458
Net loss	(1,445)	(13)	(1,458)
Total comprehensive loss	(16)	(13)	(29)
Basic and diluted loss per share	(0.02)	—	(0.02)

Consolidated interim statement of financial position as of March 31, 2021
Prepaid expenses and other current assets	3,050	543	3,593
Current portion of deferred revenues	2,101	556	2,657
Deficit	(323,222)	(13)	(323,235)

	Previously reported	Effect of restatement	Amended
	$	$	$
Consolidated interim statement of loss and comprehensive loss for the three-month period ended June 30, 2021
License fees	537	(45)	492
Development service revenues	—	1,030	1,030
Research and development expenses	738	1,030	1,768
Net loss	(2,039)	(45)	(2,084)
Total comprehensive loss	(3,133)	(45)	(3,178)
Basic and diluted loss per share	(0.02)	—	(0.02)

Consolidated interim statement of loss and comprehensive loss for the six-month period ended June 30, 2021
License fees	1,074	(58)	1,016
Development service revenues	—	2,125	2,125
Research and development expenses	1,101	2,125	3,226
Net loss	(3,484)	(58)	(3,542)
Total comprehensive loss	(3,149)	(58)	(3,207)
Basic and diluted loss per share	(0.03)	—	(0.03)

Consolidated interim statement of financial position as of June 30, 2021
Prepaid expenses and other current assets	3,308	1,067	4,375
Current portion of deferred revenues	2,125	1,111	3,236
Deficit	(326,229)	(58)	(326,287)

	Previously reported	Effect of restatement	Amended
	$	$	$
Consolidated interim statement of loss and comprehensive loss for the three-month period ended September 30, 2021
License fees	527	(234)	293
Development service revenues	—	684	684
Research and development expenses	801	684	1,485
Net loss	(1,698)	(234)	(1,932)
Total comprehensive loss	(1,440)	(234)	(1,674)
Basic and diluted loss per share	(0.01)	(0.01)	(0.02)

Consolidated interim statement of loss and comprehensive loss for the nine-month period ended September 30, 2021
License fees	1,601	(292)	1,309
Development service revenues	—	2,809	2,809
Research and development expenses	1,902	2,809	4,711
Net loss	(5,182)	(292)	(5,474)
Total comprehensive loss	(4,589)	(292)	(4,881)
Basic and diluted loss per share	(0.05)	—	(0.05)

Consolidated interim statement of financial position as of September 30, 2021
Prepaid expenses and other current assets	3,431	600	4,031
Current portion of deferred revenues	2,075	943	3,018
Deficit	(327,708)	(292)	(328,000)

These restatements did not impact the Company’s cash and cash equivalent amounts and reported amounts of operating, investing and financing activities within the consolidated interim statements of cash flows for the three-month period ended March 31, 2021 and the three-month and six-month periods ended June 30, 2021 and three-month and nine-month periods ended September 30, 2021. Nor did these restatements have any impact on 2020 results. No amended financial statements will be filed.

Operating expenses

Our total operating expenses for the three-month period ended December 31, 2021 were $4.1 million as compared with $3.6 million for the same period in 2020, representing an increase of $0.5 million. This increase arose primarily from a $1.3 million increase in research and development expenses, a $0.5 million increase in general and administrative expenses and $0.1 million in costs incurred in 2020 and not incurred in 2021 (comprised of $0.1 million in reversal of impairment of other asset), offset by a decline of $1.4 million in cost of sales, as discussed below. Our total operating expenses for the twelve-month period ended December 31, 2021 was $13.9 million as compared with $9.4 million for the same period in 2020, representing an increase of $4.5 million. This increase arises primarily from a $5.1 million increase in research and development expenses, $1.1 million increase in general and administration expenses, $0.3 million in increase in selling expenses and $0.3 million in costs incurred in 2020 and not incurred in 2021 (comprised of $0.2 million in gain on modification of building lease and $0.1 million in reversal of impairment of other asset), offset by a $2.2 million decrease in cost of sales, as discussed below.

Research and development expenses

The following table summarizes our research and development expenses incurred during the periods indicated (amounts in thousands, except percentages):

	QUARTER ENDED DECEMBER 31,
	2021	2020	$ CHANGE	% CHANGE
Macrilen™ (macimorelin) pediatric trial (DETECT-trial) direct research and development expenses	$526	$(32)	$558	1,743.8%
AEZS-130 direct research and development expenses	143	—	143	100.0%
DC-PTH direct research and development expenses	63	—	63	100.0%
Parkinsons direct research and development expenses	171	—	171	100.0%
Covid-19 direct research and development expenses	137	—	137	100.0%
NMOSD direct research and development expenses	106	—	106	100.0%
Chlamydia direct research and development expenses	108	—	108	100.0%
Additional programs’ direct research and development expenses	249	333	(84)	(25.2)%
Total direct research and development expenses	1,503	301	1,202	399.3%
Employee-related expenses	335	226	109	48.2%
Facilities, depreciation, and other expenses	25	99	(74)	(74.7)%
Total	$1,863	$626	$1,237	197.6%

Research and development expenses increased $1.2 million for the quarter ended December 31, 2021 compared to the quarter ended December 31, 2020 primarily due to $1.2 million increase in direct research and development expenses. Direct research and development expenses include expenses incurred under arrangements with third parties, such as a contract research organization for the DETECT-trial, contract manufacturers, and consultants. The $1.2 million increase in total direct research and development expenses for the quarter ended December 31, 2021 was primarily due to a $0.6 million increase in costs for the DETECT-trial and a $0.6 million increase in the initiation of our new pre-clinical projects with universities. During the fourth quarter of 2021, management reassessed the classification of the charges to Novo for development activities associated with the DETECT-trial and reclassified them from direct research and development expenses to development services revenue, as discussed in further detail above in “Revenues” in the Results from operations section of this MD&A. In 2020, the Company accounted for employee charges to Novo for the DETECT-trial relating as a reduction in the direct research and development costs, while the gross employee costs remained in the ‘Employee-related expenses’ in the analysis above. This classification led to the negative direct expenses for the DETECT-trial.

In the fourth quarter of 2021, the Company was actively recruiting patients for the DETECT-trial. This is in contrast to 2020, when we were primarily focused on the completion of our pediatric Study P01 for macimorelin which established the dose that is being used in the DETECT-trial. In addition to the DETECT-trial, the Company was actively working with its university research partners on the named pre-clinical programs, which primarily began in the first quarter of 2021. Of note, the Parkinsons’ project became active in the fourth quarter of 2021 after being in-licensed in the third quarter of 2021.

Employee-related expenses have increased in 2021 by $0.1 million for the quarter ended December 31, 2021 as compared to the quarter ended December 31, 2020 primarily from the impact of the addition of Dr. Michael Teifel as our Chief Scientific Officer in May 2021 and of our Head of Quality Control and CMC-Regulatory in March 2021, to better support our new pre-clinical initiatives.

Facilities, depreciation, and other expenses have declined by $0.1 million for the quarter ended December 31, 2021 as compared to the quarter ended December 31, 2020 primarily from the impact of lease negotiations for its German subsidiary initiated in 2020. Effective March 31, 2020, the Company modified its existing building lease agreement with its landlord, significantly reducing its leased space and leasing costs, and ultimately leading to the extension of its lease term to March 31, 2023.

The following table summarizes our research and development expenses incurred during the periods indicated (amounts in thousands, except percentages):

	YEAR ENDED DECEMBER 31,
	2021	2020	$ CHANGE	% CHANGE
Macrilen™ (macimorelin) pediatric trial (DETECT-trial) direct research and development expenses	$3,244	$184	$3,060	1,663.0%
AEZS-130 direct research and development expenses	230	—	230	100.0%
DC-PTH direct research and development expenses	154	—	154	100.0%
Parkinsons direct research and development expenses	171	—	171	100.0%
Covid-19 direct research and development expenses	712	—	712	100.0%
NMOSD direct research and development expenses	453	—	453	100.0%
Chlamydia direct research and development expenses	146	—	146	100.0%
Additional programs’ direct research and development expenses	486	475	11	2.3%
Total direct research and development expenses	5,596	659	4,937	749.2%
Employee-related expenses	839	653	186	28.5%
Facilities, depreciation, and other expenses	139	194	(55)	(28.4)%
Total	$6,574	$1,506	$5,068	336.5%

Research and development expenses increased $5.1 million for the year ended December 31, 2021 as compared to the year ended December 31, 2020 primarily due to $4.9 million increase in direct research and development expenses. Direct research and development expenses include expenses incurred under arrangements with third parties, such as a contract research organization for the DETECT-trial, contract manufacturers, and consultants. The $4.9 million increase in total direct research and development expenses for the year ended December 31, 2021 was primarily due to a $3.1 million increase in costs for the DETECT-trial and a $1.8 million increase in the initiation of our new pre-clinical projects with universities for named projects. In the second quarter of 2021, the DETECT-trial became active and we announced the opening of the first clinical site in the U.S. During the fourth quarter of 2021, management reassessed the classification of the charges to Novo for development activities associated with the DETECT-trial and reclassified them from direct research and development expenses to development services revenue, as discussed in further detail above in “Revenues” in the Results from operations section of this MD&A.

Employee-related expenses have increased in 2021 by $0.2 million as compared to the year ended December 31, 2020 primarily from the addition of two senior members of our research and development team earlier in 2021.

Facilities, depreciation, and other expenses have declined in 2021 by $0.1 million as compared to the year ended December 31, 2020, primarily from the impact of lease negotiations for its German subsidiary which were completed early in 2020 and resulted in the negotiated reduction in leased space for its German subsidiary.

General and administrative expenses

General and administrative expenses increased by $0.5 million for the quarter ended December 31, 2021 compared to the quarter ended December 31, 2020, due to increased directors and officers’ insurance coverage of $0.2 million, for recruiting costs pertaining to the Chief Financial Officer role of $0.1 million, and increased salary and bonus costs of $0.1 million. General and administrative expenses increased by $1.1 million for the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily from higher share based compensation of $0.2 million, higher spending on media and communication of $0.2 million, increased directors and officers’ insurance coverage of $0.2 million, higher professional fees of $0.2 million, increased higher public company costs of $0.2 million from holding our annual shareholders meeting in May 2021, subsequent to our issuance of common shares in the February 2021 Financing and the 2021 Warrant Exercises, in addition to recruiting costs for the Chief Financial Officer role of $0.1 million.

Cost of sales

Cost of sales decreased by $1.3 million in the fourth quarter of 2021 as compared with the same quarter in 2020, as there were no purchases of macimorelin by any licensee in 2021 as compared to the sale of one batch of Macrilen™ in the fourth quarter of 2020 to Novo. Similarly, cost of sales decreased by $2.2 million during the year ended December 31, 2021 as compared to the same period in 2020, as there were no purchases of macimorelin by any licensee in 2021 as compared to the sale of two batches of Macrilen™ to Novo in 2020.

Net finance income

For the three-month period ended December 31, 2021, our net finance income was $0.3 million as compared to $0.3 million for the three-month period ended December 31, 2020. Our net finance income for the twelve-month period ended December 31, 2021 was $0.2 million as compared with $1.0 million for the same period in 2020, representing a decrease of $0.8 million. This is primarily due to a $1.1 million change in fair value of warrant liability, a $0.4 million decline in gain due to change in foreign currency, offset by a $0.7 million decline in other finance costs. During the prior year, the Company registered the common shares underlying certain warrants which allowed the Company to reclassify such warrants from liability to shareholders’ equity in the consolidated statements of financial position. As such the change in fair value of such warrants liabilities was classified as a finance cost in the consolidated statements of loss in 2020; there was no such change in fair value in 2021.

Net loss

For the three-month period ended December 31, 2021, we reported a consolidated net loss of $2.9 million, or $0.02 loss per common share (basic and diluted), as compared with a consolidated net loss of $1.3 million, or $0.02 loss per common share (basic and diluted) for the three-month period ended December 31, 2020. The $1.6 million increase in net loss is primarily from a $0.5 million increase in total operating expenses and a $1.4 million decrease in revenues, partially offset by a $0.4 million reduction in income tax expense, as discussed above.

For the twelve-month period ended December 31, 2021, we reported a consolidated net loss of $8.4 million, or $0.07 loss per common share (basic and diluted), as compared with a consolidated net loss of $5.1 million, or $0.12 loss per common share (basic and diluted), for the year ended December 31, 2020. The $3.3 million increase in net loss is primarily from a $4.5 million increase in operating expenses and a $0.8 million decline in net finance income, partially offset by an increase of $1.6 million in total revenues and a change in income tax recovery of $0.5 million, as previously discussed.

Selected quarterly financial data

	Three months ended
(in thousands, except for per share data)	December 31, 2021	September 30, 2021(1)	June 30, 2021(1)	March 31, 2021(1)
	$	$	$	$
Revenues	956	1,052	1,584	1,668
Net loss	(2,894)	(1,932)	(2,084)	(1,458)
Net loss per share (basic and diluted)(2)	(0.02)	(0.02)	(0.02)	(0.02)

	Three months ended
(in thousands, except for per share data)	December 31, 2020	September 30, 2020	June 31, 2020	March 31, 2020
	$	$	$	$
Revenues	2,366	128	68	1,090
Net (loss) income	(1,311)	(1,136)	(3,450)	779
Net (loss) income per share (basic and diluted)(2)	(0.02)	(0.02)	(0.15)	0.04

(1)	The restatements are discussed above under “Revenues” in the Results from operations section of this MD&A. The interim financial statements for the periods ended March 31, 2021, June 30, 2021 and September 30, 2021 have not been refiled but the comparatives will be corrected when the interim financial statements for the periods ended March 31, 2022, June 30, 2022 and September 30, 2022 are filed. These restatements did not have any impact on 2020 results.

(2)	Net loss per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal full-year net loss per share.

Historical quarterly results of operations and net loss cannot be taken as reflective of recurring revenue or expenditure patterns of predictable trends, largely given the non-recurring nature of certain components of our revenues, unpredictable quarterly variations in net finance income and of foreign exchange gains and losses.

Use of cash and cash equivalents

We began 2021 with $24.3 million in cash and cash equivalents. During the twelve-month period ended December 31, 2021, our operating activities consumed $8.6 million, our financing activities provided $51.0 million and our investing activities used $0.7 million. As of December 31, 2021 we had $65.3 million of cash and cash equivalents.

Liquidity and capital reserves

Our operations and capital expenditures have generally been financed through certain transactions impacting our cash flows from operating activities, public equity offerings, registered direct offerings and issuances. A portion of the Company’s cash is held in AEZS Germany, which is the counterparty to various license, supply and distribution agreements for the Company’s only approved product Macrilen™ (macimorelin).

Via public and private financings between September 2019 and February 2021, the Company has received $55.9 million in total funding (net of transaction costs) and, throughout 2021, holders exercised 35.1 million warrants resulting in proceeds to the Company of $20.1 million ..

(in thousands)	Years ended December 31,
	2021	2020	2019
	$	$	$
Cash and cash equivalents - beginning of period	24,271	7,838	14,512
Cash used in operating activities	(8,581)	(4,129)	(10,725)
Cash flows provided by financing activities	51,037	20,468	3,893
Cash flows (used in) provided by investing activities	(658)	56	50
Effect of exchange rate changes on cash and cash equivalents	(769)	38	108
Cash and cash equivalents - end of period	65,300	24,271	7,838

Operating Activities

Cash used by operating activities totaled $8.6 million for the twelve months ended December 31, 2021, as compared to $4.1 million used by operating activities in the same period in 2020. This $4.5 million increase in spending in operating activities is attributed primarily to $1.9 million spending on the pre-clinical development programs, four potential therapeutics and two potential vaccines initiated in 2021, balance being attributed to the year over year change in Deferred Revenue.

Financing Activities

Cash provided by financing activities totaled $51.0 million for the twelve months ended December 31, 2021, as compared with cash provided by financing activities of $20.5 million in the same period in 2020. In February 2021, the Company completed a financing which provided $31.0 million in net funding (2020 – the Company completed three financings for $20.7 million in net funding). Throughout 2021, holders exercised 35.1 million warrants resulting in proceeds to the Company of $20.1 million.

Capital stock

As of March 28, 2022, we had 121,397,007 common shares issued and outstanding, as well as 1,086,368 stock options, 423,000 deferred share units and 11,441,213 warrants outstanding. Each stock option, deferred stock unit and warrant is exercisable for one common share.

During the period beginning on January 1, 2021 and December 31, 2021, holders have exercised certain of our outstanding warrants, as follows:

	Number Exercised	Exercise Price	Cash Receipts
September 2019 Investor warrants	2,000,000	$1.65	$3,300,000
February 2020 Investor warrants	1,739,130	$1.20	$2,086,956
July 2020 Investor warrants	21,045,555	$0.45	$9,470,500
July 2020 Placement Agent warrants	1,866,667	$0.5625	$1,050,000
August 2020 Investor warrants	7,589,883	$0.47	$3,567,245
August 2020 Placement Agent warrants	869,952	$0.7040625	$612,501
	35,111,187		$20,087,202

Long-term incentive and stock option plan

	Year ended December 31, 2021
	Stock options	Weighted average exercise price	DSUs
	(Number)	($)	(Number)
Balance – January 1, 2021	506,400	1.44	173,000
Granted	580,000	0.42	280,000
Expired	(32)	590.25	—
Exercised	—	—	(30,000)
Balance – December 31, 2021	1,086,368	0.88	423,000

Investing Activities

Cash used in investing activities totaled $0.7 million for the twelve months ended December 31, 2021, as compared with cash provided by investing activities of $0.1 million in the same period in 2020. The $0.6 million year-over-year increase is attributable entirely to five of the six pre-clinical development programs discussed above, for which we made payments to the University of Wuerzburg for $0.5 million and to the University of Sheffield for $0.1 million.

Adequacy of financial resources

Since inception, the Company has incurred significant expenses in its efforts to develop and co-promote products. Our current business focus is to: investigate further therapeutic uses of Macrilen™, expand pipeline development activities, further expand the commercialization of macimorelin in available territories and fund our 50% share of the DETECT-trial costs which exceed €9 million. Consequently, the Company has incurred operating losses and has generated negative cash flow from operations historically and in each of the last several years except for the year ended December 31, 2018 when the Company earned revenue from the sale of a license for the adult indication of Macrilen™ (macimorelin) in the U.S. and Canada. The Company expects to incur significant expenses and operating losses for the foreseeable future as it advances its product candidates through preclinical and clinical development, seeks regulatory approval and pursues commercialization of any approved product candidates. We expect that our research and development costs will increase in connection with our planned research and development activities.

As of December 31, 2021, the Company had cash and cash equivalents of $65.3 million and an accumulated deficit of $334.6 million. The Company also had a net loss of $8.4 million and negative cash flows from operations of $8.6 million for the year ended December 31, 2021. We believe that our existing cash on hand will be sufficient to fund our anticipated operating and capital expenditure requirements through 2023. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we expect. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.

Contractual obligations and commitments as of December 31, 2021

	Service and manufacturing	R&D contracts	TOTAL
	$	$	$
Less than 1 year	1,085	2,252	3,337
1 – 3 years	6	1,049	1,055
4 – 5 years	—	—	—
More than 5 years	—	—	—
Total	1,091	3,301	4,392

During 2021, the Company executed various agreements including in-licensing and similar arrangements with development partners. Such agreements may require the Company to make payments on achievement of stages of development, launch or revenue milestones, although the Company generally has the right to terminate these agreements at no penalty.

Based on the closing exchange rates at December 31, 2021, the Company expects to pay $3.3 million, including $3.1 million (€2.8 million), and $0.2 million (£0.1 million), in R&D contracts and up to $8.9 million, including $7.4 million (€6.5 million) and $1.5 million (£1.2 million), in R&D milestone payments and up to $32.9 million, including $31.3 million (€27.6 million) and $1.6 million (£1.3 million), in revenue related milestone payments.

The table below contains all potential R&D and revenue-related milestone payments that the Company may be required to make under such agreements:

	Future potential R&D milestone payments	Future potential revenue milestone payments	Total
	$	$	$
Less than 1 year	28	—	28
1 – 3 years	113	—	113
4 – 5 years	927	—	927
More than 5 years	7,869	32,942	40,811
Total	8,937	32,942	41,879

The future payments that are disclosed represent contract payments and are not discounted and are not risk-adjusted. The development of any pharmaceutical product candidates is a complex and risky process that may fail at any stage in the development process due to a number of factors. The timing of the payments is based on the Company’s current best estimate of achievement of the relevant milestone.

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters.

Securities class action lawsuit

On March 9, 2020, the Company settled the previously disclosed class-action lawsuit against it pending in the U.S. District Court for the District of New Jersey. This settlement was approved by the U.S. District Court for the District of New Jersey on June 3, 2021. The settlement payment was funded entirely by the Company’s insurers. As no appeals were filed within the 30-day appeal period, this matter is fully and finally settled.

Related Party Transactions and Off-Balance Sheet Arrangements

Other than employment agreements and indemnification agreements with our management, there are no related party transactions.

As of December 31, 2021, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties

An investment in our securities involves a high degree of risk. In addition to the other information included in this MD&A and in the related consolidated financial statements, investors are urged to carefully consider the risks described under the caption “Risk Factors” in our most recent Annual Report on Form 20-F for the year ended December 31, 2021 for a discussion of the various risks that may materially affect our business. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Our most recent Annual Report on Form 20-F was filed with the relevant Canadian securities’ regulatory authorities at www.sedar.com and with the SEC at www.sec.gov, and investors are urged to consult such risk factors.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at December 31, 2021. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were not effective as of December 31, 2021 due to a material weakness in internal control over financial reporting, as described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Aeterna Zentaris; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Company management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework: 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that our internal control over financial reporting was not effective as of December 31, 2021 because a material weakness in internal control over financial reporting existed as of that date, as described below.

Management identified a control deficiency that constitutes a material weakness. A material weakness is a control deficiency, or a combination of control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our interim or annual consolidated financial statements or related disclosures will not be prevented or detected on a timely basis.

The material weakness resulted from a failure in the design and implementation of review controls over the accounting for license and collaboration agreements under IFRS and the related revenue recognition. Specifically, our review control was not sufficiently designed to adequately review and assess an accounting analysis for revenue recognition for complex revenue arrangements. This resulted in a restatement of our previously issued condensed interim consolidated financial statements as at and for the quarters and year-to-date periods ended March 31, 2021, June 30, 2021 and September 30, 2021, with respect to revenue recognition on one agreement. As a result, Management determined that a material weakness existed as described above.

We have developed and commenced implementation of a remediation plan to address the material weakness discussed above and to improve our internal control over financial reporting. The remediation plan includes:

●	strengthening our revenue recognition and financial reporting controls by adding new or additional resources with adequate technical knowledge and training, including the hiring of a new Chief Financial Officer in January 2022, and utilizing the services of an external professional with requisite knowledge and experience in the area of revenue recognition and of IFRS more broadly.

●	designing and implementing effective internal controls related to the involvement of appropriate finance and accounting staff in the review of strategic and complex transactions, such as license and collaboration agreements, including as those transactions are negotiated and executed, to ensure that any matters with accounting ramifications are addressed on a timely basis; and

●	ensuring that all non-routine transactions, including those requiring the application of significant judgment or analysis, are thoroughly researched at the appropriate level and are sufficiently documented by qualified accounting and finance personnel (including third-party subject matter experts as necessary), with such documentation to be approved in a timely manner by the Company’s Chief Financial Officer.

There can be no assurance that the measures we take in response to the material weakness will be sufficient to remediate such material weakness or to avoid potential future material weakness or significant deficiencies.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2021 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, except as described above.